UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2017

Commission File Number: 001-36532

SPHERE 3D CORP.

240 Matheson Blvd. East
Mississauga, Ontario, Canada, L4Z 1X1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
[X] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The information contained in this Form 6-K is incorporated by reference into, or as additional exhibits to, as applicable, the registrant's outstanding registration statements.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

NASDAQ Compliance

Sphere 3D Corp. (the “Company”) announced that NASDAQ informed the Company that as of July 26, 2017, the Company has regained compliance with NASDAQ’s Listing Rule 5550(a)(2) (the “Rule”), which requires the closing bid price of the Company’s common stock to be at or greater than $1.00 for 10 trading days.

On July 27, 2017, the Company issued a press release announcing its compliance with the Rule. A copy of the press release is filed as Exhibit 99.1 hereto and is incorporated by reference into this report.

Amendment Number Six to Credit Agreement, Amendment Number Two to Amendment Number 1, Waiver and Reaffirmation

As previously disclosed, on April 6, 2016, Overland Storage, Inc., a California corporation (“Overland”) and wholly owned subsidiary of the Company, Tandberg Data GmbH, a limited liability company organized under the laws of Germany (“Tandberg” and, together with Overland, collectively the “Borrowers”), and Opus Bank, a California commercial bank, as Lender (“Lender”), entered into a Credit Agreement (the “Credit Agreement”) pursuant to which the Lender provided the Borrowers a $10 Million revolving credit facility and Overland $10 Million term loan facility. On June 30, 2017, the Borrowers and Lender entered into an Amendment Number Six to Credit Agreement, Amendment Number Two to Amendment Number 1, Waiver and Reaffirmation (the “Sixth Amendment”). Under the terms of the Sixth Amendment, among other things, (i) the maturity date for the revolving and term loan credit facilities was amended to be the earlier of (a) the Global Debenture Maturity (as such term is defined in the Credit Agreement) or (b) October 31, 2017, and (ii) in the event of a failure by the Company to comply with certain covenants and milestones set forth in the Sixth Amendment, all amounts under the Credit Agreement may be accelerated and become immediately payable.

The foregoing description of the Sixth Amendment does not purport to be complete and is qualified in its entirety by reference to the Sixth Amendment, attached hereto as Exhibit 99.2, and incorporated herein by reference.

SUBMITTED HEREWITH

Exhibits
99.1	News Release dated July 27, 2017
99.2	Amendment Number Six to Credit Agreement, Amendment Number Two to Amendment Number 1, Waiver and Reaffirmation

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPHERE 3D CORP.

Date: July 28, 2017	/s/ Kurt Kalbfleisch
Name: Kurt Kalbfleisch
Title: Chief Financial Officer